UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Tranzyme, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

89413J102

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89413J102

1.	Names of Reporting Persons. H.I.G. Ventures – Tranzyme, LLC I.R.S. Identification Nos. of above persons (entities only). 98-0473120
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,002,291[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,002,291[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,002,291[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.2%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]	H.I.G. Ventures – Tranzyme, LLC (“LLC”), H.I.G.-GPII, Inc. (“GPII”), Anthony Tamer, Sami Mnaymneh and Aaron Davidson are members of a group for purposes of this Schedule 13G.
[2]

Consists of 3,002,291 shares of common stock held in record by H.I.G. Ventures –Tranzyme LLC. Sami Mnaymneh and Anthony Tamer are the sole shareholders and directors of GPII, which is the manager of LLC and as such has the power to direct all activities related thereto. Aaron Davidson, a director of Tranzyme, is a Managing Director of an affiliate of LLC. Messrs. Tamer, Mnaymneh and Davidson may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in such securities.

[3]

This percentage is calculated based upon 24,558,845 shares of the Issuer’s common stock outstanding as of September 30, 2011, as set forth in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2011.

CUSIP No. 89413J102

1.	Names of Reporting Persons. H.I.G.-GPII, Inc. I.R.S. Identification Nos. of above persons (entities only). 65-0863795
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,002,291[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,002,291[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,002,291[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.2%[3]
12.	Type of Reporting Person (See Instructions) CO

[1]	H.I.G. Ventures – Tranzyme, LLC, H.I.G.-GPII, Inc., Anthony Tamer, Sami Mnaymneh and Aaron Davidson are members of a group for purposes of this Schedule 13G.
[2]

Consists of 3,002,291 shares of common stock held in record by H.I.G. Ventures –Tranzyme LLC. Sami Mnaymneh and Anthony Tamer are the sole shareholders and directors of GPII, which is the manager of LLC and as such has the power to direct all activities related thereto. Aaron Davidson, a director of Tranzyme, is a Managing Director of an affiliate of LLC. Messrs. Tamer, Mnaymneh and Davidson may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in such securities.

[3]

This percentage is calculated based upon 24,558,845 shares of the Issuer’s common stock outstanding as of September 30, 2011, as set forth in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2011.

CUSIP No. 89413J102

1.	Names of Reporting Persons. Sami Mnaymneh I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,002,291[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,002,291[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,002,291[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.2%[3]
12.	Type of Reporting Person (See Instructions) IN

[1]	H.I.G. Ventures – Tranzyme, LLC, H.I.G.-GPII, Inc., Anthony Tamer, Sami Mnaymneh and Aaron Davidson are members of a group for purposes of this Schedule 13G.
[2]

Consists of 3,002,291 shares of common stock held in record by H.I.G. Ventures –Tranzyme LLC. Sami Mnaymneh and Anthony Tamer are the sole shareholders and directors of GPII, which is the manager of LLC and as such has the power to direct all activities related thereto. Aaron Davidson, a director of Tranzyme, is a Managing Director of an affiliate of LLC. Messrs. Tamer, Mnaymneh and Davidson may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in such securities.

[3]

This percentage is calculated based upon 24,558,845 shares of the Issuer’s common stock outstanding as of September 30, 2011, as set forth in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2011.

CUSIP No. 89413J102

1.	Names of Reporting Persons. Anthony Tamer I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,002,291[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,002,291[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,002,291[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.2%[3]
12.	Type of Reporting Person (See Instructions) IN

[1]	H.I.G. Ventures – Tranzyme, LLC, H.I.G.-GPII, Inc., Anthony Tamer, Sami Mnaymneh and Aaron Davidson are members of a group for purposes of this Schedule 13G.
[2]

Consists of 3,002,291 shares of common stock held in record by H.I.G. Ventures –Tranzyme LLC. Sami Mnaymneh and Anthony Tamer are the sole shareholders and directors of GPII, which is the manager of LLC and as such has the power to direct all activities related thereto. Aaron Davidson, a director of Tranzyme, is a Managing Director of an affiliate of LLC. Messrs. Tamer, Mnaymneh and Davidson may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in such securities.

[3]

This percentage is calculated based upon 24,558,845 shares of the Issuer’s common stock outstanding as of September 30, 2011, as set forth in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2011.

CUSIP No. 89413J102

1.	Names of Reporting Persons. Aaron Davidson I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,002,291[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,002,291[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,002,291[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.2%[3]
12.	Type of Reporting Person (See Instructions) IN

[1]	H.I.G. Ventures – Tranzyme, LLC, H.I.G.-GPII, Inc., Anthony Tamer, Sami Mnaymneh and Aaron Davidson are members of a group for purposes of this Schedule 13G.
[2]

Consists of 3,002,291 shares of common stock held in record by H.I.G. Ventures –Tranzyme LLC. Sami Mnaymneh and Anthony Tamer are the sole shareholders and directors of GPII, which is the manager of LLC and as such has the power to direct all activities related thereto. Aaron Davidson, a director of Tranzyme, is a Managing Director of an affiliate of LLC. Messrs. Tamer, Mnaymneh and Davidson may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in such securities.

[3]

This percentage is calculated based upon 24,558,845 shares of the Issuer’s common stock outstanding as of September 30, 2011, as set forth in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2011.

Item 1	(a).	Name of Issuer:

Tranzyme, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

4819 Emperor Boulevard, Ste. 400, Durham, North Carolina 27703, United States

Item 2	(a).	Names of Person Filing

H.I.G. Ventures – Tranzyme, LLC
H.I.G.-GPII, Inc.
Sami Mnaymneh
Anthony Tamer
Aaron Davidson

Item 2	(b).	Address of Principal Business Office or, if none, Residence

1450 Brickell Avenue, 31st Floor
Miami, FL 33131

Item 2	(c).	Citizenship

H.I.G. Ventures – Tranzyme, LLC is a Delaware limited liability company.
H.I.G.-GPII, Inc. is a Delaware corporation.
Sami Mnaymneh is United States citizen.
Anthony Tamer is United States citizen.
Aaron Davidson is United States citizen.

Item 2	(d).	Title of Class of Securities

Common stock, $0.00001 par value per share (the “Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Common Stock is 89413J102.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: .

Not Applicable.

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

	(b)	Percent of Class:

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

		(ii)	shared power to vote or to direct the vote:

		(iii)	sole power to dispose or direct the disposition of:

		(iv)	shared power to dispose or direct the disposition of:

HIG Parties	Shares held directly	Beneficial Ownership	Percentage of Class	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
H.I.G. Ventures – Tranzyme, LLC	3,002,291	3,002,291	12.2%	0	3,002,291	0	3,002,291
H.I.G.-GPII, Inc.	0	3,002,291	12.2%	0	3,002,291	0	3,002,291
Sami Mnaymneh	0	3,002,291	12.2%	0	3,002,291	0	3,002,291
Anthony Tamer	0	3,002,291	12.2%	0	3,002,291	0	3,002,291
Aaron Davidson	0	3,002,291	12.2%	0	3,002,291	0	3,002,291

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

H.I.G. Ventures – Tranzyme, LLC
/s/ Anthony Tamer
By:	/s/ Richard Siegel	Anthony Tamer
Richard H. Siegel
Vice President and General Counsel

H.I.G.–GPII, Inc.		/s/ Sami Mnaymneh Sami Mnaymneh
By:	/s/ Richard Siegel
Richard H. Siegel
	Vice President and General Counsel	/s/ Aaron Davidson
Aaron Davidson